Exhibit 12.1

FedEx Corporation

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(UNAUDITED)

(IN MILLIONS, EXCEPT RATIOS)

	Years Ended May 31,
	2009	2008	2007	2006	2005
Earnings:
Income before income taxes	$677	$2,016	$3,215	$2,899	$2,313
Add back:
Interest expense, net of capitalized interest	85	98	136	142	160
Amortization of debt issuance costs	5	5	6	5	6
Portion of rent expense representative of interest factor	795	784	766	842	800

Earnings as adjusted	$1,562	$2,903	$4,123	$3,888	$3,279

Fixed Charges:
Interest expense, net of capitalized interest	$85	$98	$136	$142	$160
Capitalized interest	71	50	34	33	22
Amortization of debt issuance costs	5	5	6	5	6
Portion of rent expense representative of interest factor	795	784	766	842	800

	$956	$937	$942	$1,022	$988

Ratio of Earnings to Fixed Charges	1.6	3.1	4.4	3.8	3.3